FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

M5H 1J9

Item 2 – Date of Material Change

October 14, 2010

Item 3 – News Release

The attached press release was issued through the facilities of Canada Newswire on October 14, 2010.

Item 4 – Summary of Material Change

The Company announced that Jon A. Boscia, President, will retire in the first quarter of 2011 and join the Company’s Board of Directors.

Item 5 – Full Description of Material Change

See the attached press release.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Thomas A. Bogart, Executive Vice-President, Business Development and General Counsel, (416) 979-4024.

Item 9 – Date of Report

October 20, 2010

__________________________________________________________________________________________________________________________________________________

Sun Life Financial announces executive change

TORONTO, ON (October 14, 2010) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today that Jon A. Boscia, President, Sun Life Financial, is retiring and will join the Company’s Board of Directors.

“Jon has made a notable impact on our business in his time with Sun Life and we are delighted that he will continue to provide his insight and vision to the Company and our management team,” said Chief Executive Officer Donald A. Stewart. “Under his leadership, Sun Life U.S. has attracted some of the top talent in the industry and successfully executed a redefined strategy. Sun Life’s businesses outside North America have also made progress under Jon’s leadership. In addition, he has advanced our worldwide branding and marketing efforts as well as ably leading our Sun Life Investments activities.”

Mr. Boscia is scheduled to retire in the first quarter of 2011 and will subsequently assume his responsibilities as a Director.

“Sun Life has deep executive bench strength and there will be an orderly transition of Mr. Boscia’s responsibilities,” Mr. Stewart said.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2010, the Sun Life Financial group of companies had total assets under management of CDN$434 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:

Frank Switzer

Vice-President

Corporate Communications

Tel: 416-979-4086

frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek

Vice-President

Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com